SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June 30, 1996 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Basil G. Pallone
                                     Basil G. Pallone
                                     Executive Vice President

November 14, 1996


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
June 30, 1996

ASSETS
                                               EUA                       EUA
                                             Cogenex                   Cogenex
                                           Consolidated  Eliminations (Division)
Utility Plant and Other Investments:
 Utility plant in service                  $             $           $
 Less accumulated provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                        114,804,764               54,060,072
 Less accumulated provision for depreciation  33,861,482               21,383,671
 Net non-utility property                     80,943,282               32,676,401
 Investments in subsidiaries (at equity)          37,434  64,515,576   64,553,010
 Excess of carrying values of investments
   in subsidiaries
 Notes receivable                             35,782,921               31,562,438
 Leases receivable                            11,929,859                7,658,514
 Other                                        15,473,297               12,416,318
 Total Utility Plant and Other Investments   144,166,793  64,515,576  148,866,681
Current Assets:
 Cash and temporary cash investments           2,937,266                  (3,474)
 Notes receivable                             18,753,886  7,918,882    25,157,450
 Leases receivable                             2,538,423                1,268,940
 Accounts receivable - Net:
     Customers                                20,941,989                7,983,708
     Accrued unbilled revenue
     Others                                    6,903,994  1,143,402     8,111,724
 Accounts receivable - associated companies               4,428,948     4,058,896
Materials and supplies (at average cost):
   Fuel
   Plant materials and operating supplies      2,522,822                   84,655
 Other current assets                          1,101,171                  642,965
     Total Current Assets                     55,699,551  13,491,232   47,304,864
Deferred Debits:
   Unamortized debt expense                      634,242                  634,242
   Unrecovered regulatory plant costs
   Other deferred debits                       2,547,651                  992,645
       Total Deferred Debits                   3,181,893                1,626,887
   Total Assets                             $203,048,237 $78,006,808 $197,798,432

   The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996
ASSETS (CONTINUED)

                                         EUA      EUA      EUA       EUA
                                         Nova     Day      NEM     Cogenex
                                        (Div.)  (Div.)     Inc     Canada
Utility Plant and Other Investments:
 Utility plant in service                $          $           $         $
 Less accumulated provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                     1,310,279  2,118,708   8,697,105
 Less accumulated provision for deprec.     828,762    757,811   2,730,118
 Net non-utility property                   481,517  1,360,897   5,966,987
 Investments in subsidiaries (at equity)
 Excess of carrying values of investments
   in subsidiaries
 Notes receivable                                                           4,114,627
 Leases receivable
 Other                                     (186,000)               258,343
 Total Utility Plant and Other Investments  295,517  1,360,897   6,225,330  4,114,627
Current Assets:
 Cash and temporary cash investments        (70,582)    89,284     418,226    585,838
 Notes receivable                            72,958     46,601                 79,633
 Leases receivable
 Accounts receivable - Net:
     Customers                             2,952,895  1,486,021    900,909     79,585
     Accrued unbilled revenue
     Others                                   69,384    111,186   (260,111)       101
 Accounts receivable - associated companies  233,914     70,595
Materials and supplies (at average cost):
   Fuel
   Plant materials and operating supplies  1,859,700    514,877
 Other current assets                         57,669     34,433                17,074
     Total Current Assets                  5,175,938  2,352,997  1,059,024    762,231
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                     (37,217)   111,745  1,310,189
       Total Deferred Debits                 (37,217)   111,745  1,310,189
   Total Assets                           $5,434,238 $3,825,639 $8,594,543 $4,876,858

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996
ASSETS (CONTINUED)

                                               EUA           EUA           EUA
                                            Citizens      Highland        MUPA
                                           Corporation   Corporation  (Partnership)
Utility Plant and Other Investments:
 Utility plant in service                  $            $             $
 Less accumulated provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress (Note H&J)
 Net utility plant
 Non-utility property                         1,926,617     1,881,010
 Less accumulated provision for depreciation     70,303       373,004
 Net non-utility property                     1,856,314     1,508,006
 Investments in subsidiaries (at equity)
 Excess of carring values of investments
   in subsidiaries
 Notes receivable                                             105,856
 Leases receivable                                          1,733,406
 Other                                           60,710     2,662,061
 Total Utility Plant and Other Investments    1,917,024     6,009,329
Current Assets:
 Cash and temporary cash investments             20,416        86,376           524
 Notes receivable                                               9,222       894,637
 Leases receivable                                            219,171
 Accounts receivable - Net:
     Customers                                  329,086     1,884,975       309,784
     Accrued unbilled revenue
     Others                                      (1,533)        4,645

 Accounts receivable - associated companies      37,100        28,443
Materials and supplies (at average cost):
   Fuel
   Plant materials and operating supplies                      63,590
 Other current assets                             3,838         7,883
     Total Current Assets                       388,907     2,304,305     1,204,945
Deferred Debits:
 Unamortized debt expense
 Unrecovered regulatory plant costs
 Other deferred debits                          152,396        17,893
     Total Deferred Debits                      152,396        17,893
 Total Assets                                $2,458,327    $8,331,527    $1,204,945

   The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996
ASSETS (CONTINUED)

                                             EUA           EUA           EUA           EUA
                                          WestCoast      FRC II        EC&S I        EC&S II
                                        (Partnership) (Partnership) (Partnership) (Partnership)
Utility Plant and Other Investments:
 Utility plant in service                 $             $             $             $
 Less accumulated provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress (Note H&J)
 Net utility plant
 Non-utility property                     15,073,254        77,490    11,159,830    18,500,399
 Less accumulated provision for deprec.    2,035,423        76,000     1,211,088     4,395,302
 Net non-utility property                 13,037,831         1,490     9,948,742    14,105,097
 Investments in subsidiaries (at equity)
 Excess of carrying values of investments
   in subsidiaries
 Notes receivable
 Leases receivable                                                       246,603     2,291,336
 Other                                       116,037                      40,847       104,981
 Total Utility Plant and Other Invest.    13,153,868         1,490    10,236,192    16,501,414
Current Assets:
 Cash and temporary cash investments         973,303       267,116       131,289       438,950
 Notes receivable                            412,267
 Leases receivable                                                        20,754     1,029,558
 Accounts receivable - Net:
     Customers                             1,211,839       914,076       519,071     2,370,040
     Accrued unbilled revenue
     Others                                   12,000
 Accounts receivable - associated companies
Materials and supplies (at average cost):
   Fuel
   Plant materials and operating supplies
 Other current assets                            175                       9,386       327,748
     Total Current Assets                  2,609,584     1,181,192       680,500     4,166,296
Deferred Debits:
 Unamortized debt expense
 Unrecovered regulatory plant costs
 Other deferred debits
     Total Deferred Debits
 Total Assets                            $15,763,452    $1,182,682   $10,916,692   $20,667,710

   The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996


LIABILITIES
                                            EUA                       EUA
                                          Cogenex                   Cogenex
                                        Consolidated  Elimination Corporation
Capitalization:
 Common equity                            $48,134,497 $16,790,306 $45,854,369
 Non-redeemable preferred stock of subsid.
 Redeemable preferred stock of
   subsidiaries - net                              75
 Preferred stock redemption cost
 Partnerships' capital                                 15,588,190
 Long-term debt - net                     110,900,000  24,430,656 110,900,000
   Total Capitalization                   159,034,572  56,809,152 156,754,369
Current Liabilities:
 Preferred stock sinking fund requirements
 Long-term debt due within one year         6,700,000               6,700,000
 Notes payable                             23,301,959  13,355,104  18,407,000
 Accounts payable                           5,312,315  3,305,009    3,697,368
 Accounts payable - associated companies      587,228  2,482,711      924,935
 Customer deposits                            555,192
 Taxes accrued                                290,480     45,194       55,865
 Interest accrued                           2,547,303  1,546,236    2,547,302
 Dividends declared                                      400,000
 Other current liabilities                   6,560,935    (55,194)   6,028,258
   Total Current Liabilities                45,855,412  21,079,060  38,360,728
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                   4,698,462    118,596    4,070,964
     Total Deferred Credits                 4,698,462    118,596    4,070,964
Accumulated deferred taxes                 (6,540,209)             (1,387,629)
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization   $203,048,237 $78,006,808 $197,798,432

   ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996


LIABILITIES (CONTINUED)
                                             EUA      EUA         EUA       EUA
                                             Nova     Day         NEM     Cogenex
                                         (Division) (Division)    Inc     Canada
Capitalization:
 Common equity                          $1,250,101 $1,118,728 $11,883,508 $  189,754
 Non-redeemable preferred stock of subsid.
 Redeemable preferred stock of
   subsidiaries - net
 Preferred stock redemption cost
 Partnerships' capital
 Long-term debt - net
   Total Capitalization                  1,250,101  1,118,728  11,883,508    189,754
Current Liabilities:
 Preferred stock sinking fund requirements
 Long-term debt due within one year
 Notes payable                           1,487,446  1,867,073              3,959,820
 Accounts payable                          392,553    412,601                586,640
 Accounts payable - associated companies   670,642    167,265       7,573
 Customer deposits                          (1,116)
 Taxes accrued                              80,900      5,338                140,644
 Interest accrued                        1,318,235    228,002
 Dividends declared                                               400,000
 Other current liabilities                    6,892      1,042
   Total Current Liabilities              3,955,552  2,682,321     407,573  4,687,104
Deferred Credits:
 Unamortized investment credit
 Other deferred credits                    228,585     25,590     488,059
   Total Deferred Credits                  228,585     25,590     488,059
Accumulated deferred taxes                                     (4,184,597)
Commitments and contingencies
  Total Liabilities and Capitalization  $5,434,238 $3,825,639  $8,594,543  $4,876,858

   ( ) Denotes Contra

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996


LIABILITIES (CONTINUED)
                                              EUA           EUA           EUA
                                           Citizens      Highland        MUPA
                                          Corporation   Corporation  (Partnership)
Capitalization:
 Common equity                                 $4,986    $4,623,357
 Non-redeemable preferred stock of subsid.
 Redeemable preferred stock of
   subsidiaries - net                              75
 Preferred stock redemption cost
 Partnerships' capital                                                   (621,485)
 Long-term debt - net                                                     964,249
   Total Capitalization                         5,061     4,623,357       342,764
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                            2,005,768     3,493,733
   Accounts payable                           119,090       104,064       847,738
   Accounts payable - associated companies    261,481     1,038,043
   Customer deposits
   Taxes accrued                                  769         6,963
   Interest accrued
   Dividends declared
   Other current liabilities                    62,298        33,350        14,443
     Total Current Liabilities               2,449,406     4,676,153       862,181
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                       3,860
     Total Deferred Credits                     3,860
Accumulated deferred taxes                                 (967,983)
Commitments and contingencies
  Total Liabilities and Capitalization     $2,458,327    $8,331,527    $1,204,945

   ( ) Denotes Contra

   The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1996


LIABILITIES (CONTINUED)
                                              EUA           EUA           EUA           EUA
                                           WestCoast      FRC II        EC&S I        EC&S II
                                         (Partnership) (Partnership) (Partnership) (Partnership)
Capitalization:
 Common equity
 Non-redeemable preferred stock of subsid.
 Redeemable preferred stock of
   subsidiaries - net
 Preferred stock redemption cost
 Partnerships' capital                      3,569,176       383,943     4,368,203     7,888,353
 Long-term debt - net                      11,418,197                   2,933,381     9,114,829
   Total Capitalization                    14,987,373       383,943     7,301,584    17,003,182
Current Liabilities:
 Preferred stock sinking fund requirements
 Long-term debt due within one year
 Notes payable                                                          2,908,546     2,527,677
 Accounts payable                             351,522       713,674       664,276       727,798
 Accounts payable - associated companies
 Customer deposits                            360,717                                   195,591
 Taxes accrued                                 45,195
 Interest accrued
 Dividends declared
 Other current liabilities                      18,645        85,065        42,286       213,462
   Total Current Liabilities                   776,079       798,739     3,615,108     3,664,528
Deferred Credits:
   Unamortized investment credit
   Other deferred credits
   Total Deferred Credits
Accumulated deferred taxes
Commitments and contingencies
Total Liabilities and Capitalization      $15,763,452    $1,182,682   $10,916,692   $20,667,710

   ( ) Denotes Contra

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                    EUA                       EUA        EUA
                                                  Cogenex                   Cogenex      Nova
                                                Consolidated  Eliminations Corporation (Division)
Operating Revenues                                $28,027,947  $2,163,845  $12,028,757  $3,638,813
Operating Expenses:
   Operation                                       31,521,277  (2,419,826)  16,065,094   4,307,798
   Maintenance                                         63,166     656,039      381,550      14,295
   Depreciation and amortization                      891,136   4,018,493    2,520,609      85,725
   Taxes - Other than income                          385,063                  142,412     104,338
              - Income (credit)                    (3,542,596)              (4,112,623)
              - Deferred                             (402,567)                (548,517)
      Total Operating Expenses                     28,915,479   2,254,706   14,448,525   4,512,156
         Operating Income                            (887,532)    (90,861)  (2,419,768)   (873,343)
Other Income and Deductions:
   Interest and dividend income                     3,077,920   1,260,166    3,970,534       6,001
   Equity in earnings of jointly-
     owned companies                                  (38,566)  1,058,041    1,019,475
   Allowance for other funds used during
     construction
   Other (deductions) income - net                 (1,658,726)    559,406   (1,165,361)     59,138
     Total Other Income                             1,380,628   2,877,613    3,824,648      65,139
       Income (Loss) Before Interest Charges          493,096   2,786,752    1,404,880    (808,204)
Interest Charges:
   Interest on long-term debt                       5,016,302     903,369    5,016,302
   Amortization of debt expense and premium            75,840                   75,840
   Other interest expense (principally
     short-term notes)                                652,138     213,825      473,297      59,771
   Allowance for borrowed funds used during
     construction - (credit)                         (801,242)    340,515     (381,663)
       Total Interest Charges                       4,943,038   1,457,709    5,183,776      59,771
         Net Income (Loss) before preferred return (4,449,942)  1,329,043   (3,778,896)   (867,975)
Preferred Return Requirement
         Net Income (Loss)                        ($4,449,942) $1,329,043  ($3,778,896)  ($867,975)



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                           EUA      EUA       EUA         EUA
                                           Day      NEM     Cogenex    Citizens
                                      (Division)    Inc     Canada    Corporation
Operating Revenues                    $3,765,966 $1,864,977  $           $875,557
Operating Expenses:
   Operation                           3,376,645   37,526       641       750,195
   Maintenance                                      4,599                     835
   Depreciation and amortization         36,490   388,783    20,924        51,565
   Taxes - Other than income            103,411        37                   7,498
              - Income (credit)                   345,257    76,643        16,434
              - Deferred                          145,950
      Total Operating Expenses         3,516,546  922,152    98,208       826,527
         Operating Income                249,420  942,825   (98,208)       49,030
Other Income and Deductions:
   Interest and dividend income                             318,699         2,172
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                            6,168           735
     Total Other Income                                     324,867         2,907
   Income (Loss) Before Interest Charges 249,420  942,825   226,659        51,937
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally)
     short-term notes)                   52,492             133,001        64,094
   Allowance for borrowed funds used during
     construction - (credit)                                              (34,823)
       Total Interest Charges            52,492             133,001        29,271
     Net Income (Loss) before preferred
            return                      196,928  942,825    93,658         22,666
Preferred Return Requirement
         Net Income (Loss)              $196,928 $942,825   $93,658       $22,666

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                              EUA           EUA           EUA           EUA           EUA           EUA
                                           Highland        MUPA        WestCoast      FRC II        EC&S I        EC&S II
                                          Corporation  (Partnership) (Partnership) (Partnership) (Partnership) (Partnership)
Operating Revenues                         $3,387,074                  $1,561,324       $15,317      $747,297    $2,306,710
Operating Expenses:
   Operation                                2,935,318         2,446     1,400,263           799        60,434       164,292
   Maintenance                                  1,172         4,044        28,940           314        44,683       238,773
   Depreciation and amortization              168,258                     188,626         9,815       286,574     1,152,260
   Taxes - Other than income                   27,367
              - Income (credit)               131,693
              - Deferred
      Total Operating Expenses              3,263,808         6,490     1,617,829        10,928       391,691     1,555,325
         Operating Income                     123,266        (6,490)      (56,505)        4,389       355,606       751,385
Other Income and Deductions:
 Interest and dividend income                  34,130                       4,653                                     1,897
 Equity in earnings of jointly-
   owned companies
 Allowance for other funds used during
   construction
 Other (deductions) income - net
   Total Other Income                          34,130                       4,653                                     1,897
     Income (Loss) Before Interest Charges    157,396        (6,490)      (51,852)        4,389       355,606       753,282
Interest Charges:
 Interest on long-term debt                                  65,492       200,753                     155,133       481,991
 Amortization of debt expense and premium
 Other interest expense (principally
   short-term notes)                           83,308
 Allowance for borrowed funds used during
   construction - (credit)                    (44,241)
     Total Interest Charges                    39,067        65,492       200,753                     155,133       481,991
       Net Income (Loss) before premium       118,329       (71,982)     (252,605)        4,389       200,473       271,291
Preferred Return Requirement
         Net Income (Loss)                   $118,329      ($71,982)    ($252,605)       $4,389      $200,473      $271,291
   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                        EUA                       EUA
                                                      Cogenex                   Cogenex
                                                    Consolidated Eliminations Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                   ($4,449,942) $1,329,046 ($3,778,895)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
  Depreciation and amortization                       5,582,239               3,139,502
  Deferred taxes                                       (175,801)               (453,444)
  Gains on sales of investments in energy savings
   projects paid for with notes & leases receivable    (693,523)               (577,262)
  Non-cash costs of energy saving projects sales      3,043,381               2,120,526
  Pension liability                                     367,165                 318,169
  Amortization of deferred revenues                    (121,158)
  Collections and sales of project
      notes & leases receivalbe                       3,952,665               3,632,352
                                                      5,203,257               5,203,257
  Equity earnings                                                (1,019,475  (1,019,475)
  Other - net                                          (227,835)   (91,000)     233,362
Net Changes to Working Capital:
  Accounts receivable                                (5,584,552)  (873,046)  (5,489,377)
  Materials and supplies                                823,141
  Accounts payable                                     (875,150) 1,104,258   (1,337,048)
  Accrued taxes                                         168,255     45,194       41,531
  Other - net                                         1,625,727     67,014      556,907
  Net Cash Provided from (Used in) investing Act.     8,637,869    561,991    2,590,105
CASH FLOW FROM INVESTING ACTIVITIES:
  Expenditures for investments in energy
       savings projects                             (16,648,027) (1,477,163  (9,273,824)
  Collections on notes and leases receivable          2,149,298               1,435,410
   Investments in subsidiaries                          (36,434) (2,470,301  (2,506,735)
   Net Cash Provided from (Used in)
     Financing Activities                           (14,535,163) (3,947,464 (10,345,149)
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
       Common shares/capital contribution
       Long-term debt                                            1,563,380
   Redemptions:
       Long-term debt                                (1,600,000)  (759,637)  (1,600,000)
       Premium on reacquisition & financing expenses
       Dividends declared                                         (812,000)
   Capital contribution - EUA
   Partner's contribution(withdrawal)                            1,168,380
  Net increase (decrease) in short-term debt          8,931,130  2,225,344    8,843,000
  Net Cash Provided from (Used in)
       Financing Activities                           7,331,130  3,385,467    7,243,000
NET (DECREASE) INCREASE IN CASH                       1,433,830                (512,044)
Cash and temporary cash investments at
       beginning of year                              1,503,436                 508,570
Cash and temporary cash investments at
       end of year                                   $2,937,266                 ($3,474)
Cash paid during the year for:
   Interest (net of amounts capitalized)             $5,540,972              $5,497,817
   Income Taxes                                        $105,801                 $20,956
Conversion of investments in energy savings projects
       to notes and leases receivable                $3,194,481              $2,327,982
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                        EUA      EUA      EUA        EUA
                                                        Nova     Day      NEM      Cogenex
                                                    (Division) (Division) Inc      Canada
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                   ($867,974) $196,927  $942,825   $93,659
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
  Depreciation and amortization                        81,305    36,491   438,844
  Deferred taxes                                                          145,950
  Gains on sales of investments in energy savings
   projects paid for with notes and leases receivable
  Non - cash costs of energy savings projects sales
  Pension liability                                    48,996
  Amortization of deferred revenues                                      (121,158)
  Collections and sales of project
         notes&leases Receiv.

  Equity earnings
  Other - net                                         (14,369) (422,777)  (50,061)      165
Net Changes to Working Capital:
 Accounts receivable                                1,349,561     6,892  (129,999)  (65,684)
 Materials and supplies                               733,239    57,353
 Accounts payable                                    (268,261)  132,641     2,832   586,640
 Accrued taxes                                         45,136    (7,113)             76,756
 Other - net                                           (5,405)   47,477               6,496
 Net Cash Provided from (Used in) investing Act.    1,102,228    47,891  1,229,233  698,032
CASH FLOW FROM INVESTING ACTIVITIES:
 Expenditures for investments in energy
       savings projects                               (36,458)  (25,175)           (546,787)
 Collections on notes and leases receivable            22,808     1,000             690,080
  Investments in subsidiaries
  Net Cash Provided from (Used in)                    (13,650)  (24,175)            143,293
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
          Common shares/capital contribution
         Long-term debt
   Redemptions:
         Long-term debt
          Premium on reacquisition & financing expenses
         Dividends declared                                              (812,000)
  Capital contribution - EUA
  Partner's contribution(withdrawal)
 Net increase (decrease) in short-term debt          (944,000)                     (217,824)
 Net Cash Provided from (Used in)
         Financing Activities                        (944,000)           (812,000) (217,824)
NET (DECREASE) INCREASE IN CASH                       144,578    23,716   417,233   623,501
Cash and temporary cash investments at
         beginning of year                           (215,160)   65,568       993   (37,663)
Cash and temporary cash investments at
         end of year                                 ($70,582)  $89,284  $418,226  $585,838
Cash paid during the year for:
         Interest (net of amounts capitalized)
         Income Taxes                                                     $78,681
Conversion of investments in energy savings projects
       to notes and leases receivable
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                          EUA           EUA         EUA
                                                       Citizens      Highland       MUPA
                                                      Corporation   Corporation  (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                       $22,666      $118,329      ($71,982)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
 Depreciation and amortization                           51,564       168,259         1,175
 Deferred taxes                                                       131,693
 Gains on sales of investments in energy savings
    projects paid for with notes and leases receivable               (116,261)
 Non - cash costs of energy saving projects sales
 Pension liability
 Amortization of deferred revenues
 Collections and sales of project notes & leases receivable            60,541

    Equity earnings
    Other - net                                       (74,468)        9,313
Net Changes to Working Capital:
    Accounts receivable                                (7,611)   (1,417,829)       (6,138)
    Materials and supplies                                           32,549
    Accounts payable                                   46,908        87,768       231,509
    Accrued taxes                                         387        11,557
    Other - net                                       (42,473)       (1,316)       87,694
    Net Cash Provided from (Used in)                   (3,027)     (915,397)      242,258
CASH FLOW FROM INVESTING ACTIVITIES:
 Expenditures for investments in energy
       savings projects                              (751,280)   (1,091,440)

 Collections on notes and leases receivable
  Investments in subsidiaries
  Net Cash Provided from (Used in) Operating Activ.
       Investing Activities                          (751,280)   (1,091,440)
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
         Common shares/capital contribution
         Long-term debt
   Redemptions:
         Long-term debt                                                          (154,436)
         Premium on reacquisition & financing expenses
         Dividends declared
  Capital contribution - EUA
  Partner's contribution(withdrawal)                                              (88,298)
 Net increase (decrease) in short-term debt           785,005     1,942,926
 Net Cash Provided from (Used in)
         Financing Activities                         785,005     1,942,926      (242,734)
NET (DECREASE) INCREASE IN CASH                        30,698       (63,911)         (476)
Cash and temporary cash investments at
          beginning of year                           (10,281)      150,287         1,000
Cash and temporary cash investments at
          end of year                                 $20,417       $86,376          $524
Cash paid during the year for:
    Interest (net of amounts capitalized)             $43,155
    Income Taxes                                       $5,032        $1,132
Conversion of investments in energy savings
  projects to notes and leases receivable                          $866,499
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                   EUA           EUA           EUA           EUA
                                                WestCoast       FRC II        EC&S I        EC&S II
                                              (Partnership) (Partnership) (Partnership) (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                ($252,605)       $4,389      $200,473      $271,292
Adjustments to Reconcile Net Income (Loss)
 to Net Cash Provided by Operating Activities:
 Depreciation and amortization                     206,655         9,815       288,127     1,160,502
 Deferred taxes
 Gains on sales of investments in energy savings
  projects paid for with notes & leases receivable
 Non - cash costs of energy savings
     projects sales                                752,855                                   170,000
 Pension liability
 Amortization of deferred revenues
 Collections and sales of project
     notes and leases receivable                    53,101                      50,451       156,220

 Equity earnings
 Other - net
Net Changes to Working Capital:
 Accounts receivable                              (456,516)      431,248      (152,574)     (519,571)
 Materials and supplies
 Accounts payable                                 (225,764)       69,397       512,203       390,283
 Accrued taxes                                      45,195
 Other - net                                        38,450        20,454       (11,553)      996,010
 Net Cash Provided from (Used in)
           Operating Activities                    161,371       535,303       887,127     2,624,736
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in
       energy savings projects                  (1,179,510)                 (2,508,080)   (2,712,636)
    Collections on notes and leases receivable
     Investments in subsidiaries
     Net Cash Provided from (Used in)
        Investing Activities                    (1,179,510)                 (2,508,080)   (2,712,636)
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
         Common shares/capital contribution
         Long-term debt                          1,563,380
   Redemptions:
         Long-term debt                                                       (154,472)     (450,729)
         Premium on reacquisition
            & financing expenses
         Dividends declared
  Capital contribution - EUA
  Partner's contribution(withdrawal)               (50,892)     (282,430)    1,150,000       440,000
 Net increase (decrease) in short-term debt                                    637,367       110,000
 Net Cash Provided from (Used in)
         Financing Activities                    1,512,488      (282,430)    1,632,895        99,271
NET (DECREASE) INCREASE IN CASH                    494,349       252,873        11,942        11,371
Cash and temporary cash investments at
         beginning of year                         478,954        14,243       119,347       427,579
Cash and temporary cash investments at
         end of year                              $973,303      $267,116      $131,289      $438,950
Cash paid during the year for:
  Interest (net of amounts capitalized)
  Income Taxes
Conversion of investments in energy savings project
       to notes and leases receivable
() Denotes contra

Business Line                             Project Equipment
                                             in Service          Revenues
                                           as of 6/30/96      as of 6/30/96

Demand Side Mgmt./Energy Mgmt. Services     $90,733,402         $19,922,722

Manufacturing and Fabrication                        $0          $7,404,779

Consulting                                                         $700,446
TOTAL                                       $90,733,402         $28,027,947


Geographic Location                       Project Equipment
                                            in Service            Revenues
                                          as of 6/30/96       as of 6/30/96

New England / New York Region               $54,520,679         $18,261,935

United States excluding New England         $36,212,723          $9,766,012
and New York

Canada                                               $0                  $0

All areas of the world excluding the
U.S. and Canada
TOTAL                                       $90,733,402         $28,027,947